Amy Lee

Controller,
TrioWave Technologies, 2014/2 – Present
- Performed company’s financial assessment and asset management.
- Supervising and cooperating local (US) and international operations.

Angel Investor,
2007– Present
Working with a few startup and founders for potential investment in biotech and business information.

Education:
Master Degree, 2001
Business Information System,
California State University